FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 27, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

NETRONOME LICENSES ARM MULTIPROCESSING TECHNOLOGY FOR NEXT-GENERATION NETWORK FLOW PROCESSOR

ARM11 MPCore and Physical IP Provide High-performance Energy-efficient Networking Solution

CAMBRIDGE, UK – May, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that Netronome, a leading developer of highly programmable semiconductor products that provide intelligent and secure flow processing for virtualized servers and network equipment, has licensed the ARM11™ MPCore™ multicore processor and a portfolio of ARM® Physical IP for incorporation into its NFP-32xx family of Network Flow Processors™..

Netronome’s network flow processors (NFPs) incorporate a high-performance, parallel processing architecture to enable wire-speed processing of complex Layer 2-7 algorithms, security processing, deep packet inspection and filtering, traffic management and forwarding applications. By integrating capabilities that have typically required multiple specialized processors, Netronome NFPs provide a cost-effective, low power platform for a broad range of emerging applications requiring high-performance packet and content processing with robust security features, including switching and routing, network security, broadband access, test and measurement and wireless markets.

The NFP-32xx family of devices extends the performance and application reach of the family of Intel® IXP28xx products licensed by Netronome in November 2007, while preserving the software compatibility with existing IXP28xx devices. Appropriate telecom and enterprise applications include line cards and standalone communications appliances that perform tasks such as protocol interworking, MAC emulation, Ethernet switching and IPv4/IPv6 forwarding. This is critical in enabling OEMs to deliver new line card functionality and services, while minimizing development time and cost.

In designs based on the NFP, the ARM11 MPCore processor can be used to process complex algorithms, maintain route tables, manage system level functions and perform control plane tasks. Devices containing the ARM11 MPCore processor can be configured to contain between one and four processors delivering up to an aggregate 5000 Dhrystone MIPS of performance at 1GHz. By providing a scalable solution, the ARM11 MPCore processor enables existing software portability across single CPU and multi-CPU designs.

In addition to the ARM11 MPCore processor, Netronome incorporated ARM High Speed Interface IP in their design.  ARM High Speed Interface IP delivers physical interface and analog timing solutions for a broad range of SDRAM DDR (double-data rate) applications ranging from high-speed mission critical applications to low-power memory sub-systems. These silicon-proven solutions have been optimized for high data bandwidth, lowest power and enhanced signaling integrity features to enable support for a wide range of applications from high-end graphics, high-speed communications to low-power handheld devices.

ARM’s ability to deliver processor IP and Physical IP in parallel ensures complete integration of complementary IP enabling the development of performance driven consumer devices requiring advanced functionality without increasing power consumption.

“Our analysis has shown that the use of multicore technology is the most power efficient way to scale wire-speed performance,” said Jim Finnegan, senior vice president of silicon engineering at Netronome. “Having a range of network processor solution options, with architecture compatibility across the entire family of Netronome devices enables our customers to maximize their software investment.”

“The efforts of Partners such as Netronome have helped to increase the ARM architecture’s presence in the networking market. This in turn has driven an ecosystem of optimized software and tools to enable innovative new applications,” said Ian Ferguson, director, Enterprise Solutions, ARM. “With current concerns about energy efficiency and utilization, the ability to perform wire-speed processing inside the power envelope associated with mobile platforms offers significant opportunities for OEM differentiation.”

ARM High Speed Interface libraries are available at http://designstart.arm.com/.   The ARM DesignStart online access program offers the most comprehensive online IP library in the industry.  DesignStart contains over 10,000 standard cells, memories and interconnect libraries accessible online.  Several of the libraries are sponsored by the foundries and accessible free of charge.  In addition there is industry-proven processor design kits for some of the most popular ARM processor families.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

ARM Press Contacts

Alan Tringham,
ARM
Tel : +44 1223 400947,
Email: alan.tringham@arm.com

Charlene Marini,
ARM
Tel : +1 408-576-1131,
Email : charlene.marini@arm.com